COMMENTS RECEIVED ON 07/09/2019

FROM EDWARD BARTZ

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

Fidelity Managed Retirement 2030 Fund and Fidelity Simplicity RMD 2025 Fund

POST-EFFECTIVE AMENDMENT NO. 141

Fidelity Managed Retirement Income Fund, Fidelity Managed Retirement 2005 Fund, Fidelity Managed Retirement 2010 Fund, Fidelity Managed Retirement 2015 Fund, Fidelity Managed Retirement 2020 Fund, Fidelity Managed Retirement 2025 Fund

POST-EFFECTIVE AMENDMENT NO. 142

1)

Fidelity Managed Retirement 2030 Fund and Fidelity Simplicity RMD 2025 Fund

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file the legality of shares opinions for the new series with the next amendment.

2)

Fidelity Managed Retirement 2030 Fund and Fidelity Simplicity RMD 2025 Fund

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

3)

All funds

“Fund Summary” (prospectus)

“Fee Table”

“The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity® funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance.”

C:

The Staff requests we disclose that the underlying funds will incur transaction costs.

R:

We believe the disclosure included in the prospectus is consistent with Item 3 of Form N‐1A, which requires that we disclose the relationship between a fund’s transaction costs and a fund’s portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund’s portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

4)  All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we add a market capitalization policy for each fund and add corresponding risks if any fund includes small or mid-cap stocks in the policy.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific market capitalization range, we respectfully decline to include this disclosure in the principal investment strategies section. Note, however, that the Statement of Additional Information includes a brief description of the principal investment policies of each underlying fund, including whether an underlying fund has a specific market capitalization strategy.

5)

Fidelity Managed Retirement Income Fund, Fidelity Managed Retirement 2005 Fund, Fidelity Managed Retirement 2010 Fund, Fidelity Managed Retirement 2015 Fund, Fidelity Managed Retirement 2020 Fund, Fidelity Managed Retirement 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose each fund’s credit quality and maturity policies for bonds and short-term funds and, if applicable, corresponding risks for junk bonds.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Because the funds do not have a principal investment strategy to invest in any particular underlying fund with a specific average credit quality or maturity dates, we respectfully decline to include this disclosure in the principal investment strategies section. Also, because the funds do not have a principal investment strategy to invest in junk bonds, but rather invest in underlying funds that that may have exposure to junk bonds, we have not added risk disclosure for junk bonds. We will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that the risks associated with investing in junk bonds are described in “Issuer Specific Changes” in the Fund Summary and Fund Basics sections.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff questions whether each fund will invest in emerging markets securities and, if so, asks that we include appropriate strategy and risk disclosure.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We note that emerging markets risk is disclosed under “Foreign Exposure” in the Fund Summary and Fund Basics sections of the prospectus.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we provide separate risk disclosure for emerging markets, if securities of emerging markets issuers will be a significant part of the portfolio.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds. Because the funds do not have a principal investment strategy to invest directly in emerging markets securities, but rather invest in underlying funds that may have exposure to such securities, we do not believe that a separate risk factor for this type of investment is necessary. We will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. As a result, each fund believes that its current risk disclosures are appropriate.

8)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add a separate risk for junk bonds, if junk bonds will be a significant part of the portfolio.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in junk bonds, but rather invest in underlying funds that may have exposure to such securities, we respectfully decline to include separate junk bond risk disclosure and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds. We also note that the risks associated with investing in junk bonds are described in “Issuer−Specific Changes” and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Buying and selling futures contracts (both long and short positions) in an effort to manage cash flows efficiently, remain fully invested, or facilitate asset allocation.”

C:

The Staff requests we add a separate risk for derivatives.

R:

Each fund believes that the risks associated with investing in derivatives are described in “Issuer‐ Specific Changes” and “Leverage Risk” in the Fund Summary section of the prospectus and, therefore, the addition of a separate risk factor for this type of investment would be duplicative.

10)

Fidelity Managed Retirement 2020 Fund, Fidelity Managed Retirement 2025 Fund, Fidelity Managed Retirement 2030 Fund, and Fidelity Simplicity RMD 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add strategies for value investing and growth investing in the “Principal Investment Strategies” section.

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because each fund does not have a principal investment strategy to invest directly in growth or value securities, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

11)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

The Staff requests we add “Geographic Concentration,” “Special Considerations Regarding Canada,” “Inflation-Protected Debt Exposure,” “Small Cap Investing,” “Securities Lending Risk,” and “Securitized Debt Securities Exposure” risks to the “Fund Summary” section since they are included in the “Investment Details” section. If they are non-principal risks, provide separate non-principal risks disclosure.

R:

We believe that the risks disclosed under the “Principal Investment Risks” heading in each fund’s “Fund Summary” section appropriately summarize the principal investment risks for each fund based on each fund’s allocation to underlying funds. Accordingly, we have not modified disclosure.

12)

Fidelity Managed Retirement Income Fund, Fidelity Managed Retirement 2005 Fund, Fidelity Managed Retirement 2010 Fund, Fidelity Managed Retirement 2015 Fund, Fidelity Managed Retirement 2020 Fund, Fidelity Managed Retirement 2025 Fund

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

If the risks for “Inflation-Protected Debt Exposure,” “Small Cap Investing,” “Securities Lending Risk,” and “Securitized Debt Securities Exposure” relate to principal strategies, the Staff requests we add principal investment strategies for the appropriate fund(s).

R:

Each fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund’s principal investment risks disclosure corresponds to each fund’s exposure to specific underlying funds as of a certain date. Because each fund does not have a principal investment strategy to invest directly in the above referenced securities, instruments or strategies, but rather invest in underlying funds that may have exposure to such securities, instruments or strategies, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to each fund’s exposure to such instruments through underlying funds.

13)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation).”

C:

The Staff requests we add disclosure to the concentration policy to clarify that each fund will consider the concentration of its underlying investment companies when determining compliance with its concentration policy.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each fund will take such policy into account in connection with any investment in such underlying fund.

14)

Fidelity Simplicity RMD 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Allocating assets according to a neutral asset allocation strategy shown in the glide path below that adjusts over time until it reaches an allocation similar to that of the Fidelity Simplicity RMD Income Fund℠, approximately 10 to 20 years after the year 2025. FMR Co., Inc. (the Adviser) may modify the fund’s neutral asset allocations from time to time when in the interests of shareholders.”

C:

The Staff request’s we define the term “RMD”.

R:

We believe the following disclosure in the Principal Investment Strategies section appropriately defines the term “RMD”:

“The fund's investment objective is intended to support a payment strategy designed to be implemented through a shareholder's voluntary participation in a complementary systematic withdrawal plan that will enable shareholders to receive regular payments from the fund based on their expected required minimum distributions from certain types of retirement accounts as mandated by the IRS. However, shareholders may invest in the fund and not participate in the plan.”

15)  Fidelity Simplicity RMD 2025 Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

“Commodity-Linked Investing.  The value of commodities and commodity-linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures.”

C:

The Staff requests we add a strategy for commodity-linked investing in the “Principal Investment Strategies” section.

R:

The fund’s principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. The fund’s principal investment risks disclosure corresponds to the fund’s exposure to specific underlying funds as of a certain date. Because the fund does not have a principal investment strategy to invest directly in commodity-linked investments, but rather invests in underlying funds that may have exposure to such investments, we respectfully decline to include this disclosure in the principal investment strategies section and will continue to reflect the appropriate risk disclosure according to the fund’s exposure to such investments through underlying funds.